Exhibit 99
The Progressive Corporation and Subsidiaries
Letter to Shareholders
Second Quarter 2007
A comparatively weak quarter — with some brighter signs emerging slowly.
The second quarter results are easily characterized by reduced written and earned premium on a year-over-year basis, and a significant decrease in operating margin of 5.7 points from a year earlier. Combined, these results contributed to a quarterly net income decline of 29% compared to last year. There is no question these are tough comparisons and not the numerical results we seek.
The comparative picture taken alone does not accurately reflect our progress on execution of a strategy we first communicated last year at this time and most recently provided a status report on at our Investor Relations meeting in New York. Having concluded that the loss trends of recent years driven largely by reduced frequency were more systemic than cyclical, we have been adjusting our pricing to reflect our consistently stated goal of growing as fast as possible at a 96 combined ratio. The second quarter results highlight many of the expected outcomes. Each of our three primary business groups — Agency and Direct Personal Lines and our Commercial Auto Business — are priced at lower average written premium per policy than at this time a year ago. At the investor meeting, we showed the personal auto earned premium per earned car year to be down about 4% in both our Agency and Direct businesses. Commercial Auto is down 5% on the same basis. Earned premium is a lagged measure to written premium and the decline on a unit basis for personal auto written premium is 1% — 2% greater with significant variance by individual state and channel. Thus, we expect the earned premium per unit to follow written in coming months. Adjusting rates is a continuous process, but we believe the most significant downward adjustments are behind us and, as a general statement we are closer today to our targeted run-rate margins in most states and most products.
These rating actions were consistent with our desire to grow as fast as possible, which we have clarified as “grow our customer counts” as fast as possible. At the beginning of the third quarter last year, we were starting to experience sequential monthly declines in overall policy counts as the market provided more competitive options. The rating changes implemented over the last year have been an explicit trade-off of margin for longer-term customer growth. While we will never know the outcome of alternative decisions, we feel very good about the focus on customer growth.
Nevertheless, our Agency auto policies in force counts are running slightly lower than a year ago, and we have struggled to find any overall significant growth in these market conditions. Selected states are more attractive, and new business growth has now returned in 32 states. Our Direct personal auto business has seen more encouraging results from the rate changes and is ahead of last year’s policy counts by 5%. The trend to Internet sales continued during the quarter and Internet new business sales continue to grow faster than any other segment year over year. For the second quarter and first six months of 2007, new business applications increased 3% and 2%, respectively, in our Personal Lines businesses, compared to decreases of 8% for both periods last year. Our highly seasonal special lines business continues to grow policy counts acceptably at 7% over last year’s second quarter, and similarly our Commercial Auto policy counts are up 6%.

While growth has been slower than we prefer, we did surpass the 10 million Personal Lines customers mark during the quarter.
Loss results for the quarter largely reflect normal conditions, including some extreme weather events. Most notable during the quarter was an unexpected adjustment to reserves for uninsured motorist coverage exposures in our special lines and Commercial Auto businesses which we do not expect to be recurring and some additional unfavorable prior year loss development primarily related to reserve reviews of larger losses in our personal and commercial auto books. Our progression toward our 96 combined ratio is planned and an expected outcome consistent with our rate changes. The second quarter combined ratio for personal auto was 92.5, comparable but slightly lower than the first quarter’s 92.9, while the special lines combined ratio was significantly higher, reflecting normal seasonality and the noted uninsured motorist issue.
Our focus on customer satisfaction and retention produced some positive signs during the quarter. Our primary retention measure, policy life expectancy, continued to improve during the quarter in most businesses and tiers. The final month of the quarter continued the trend provided at the investor meeting in June.
Our adoption of the Net Promoter® Score as a consistent measure of customer satisfaction, and one we believe may be a leading indicator of future retention, provided encouraging progress during the quarter. Steady gains have been observed in our Personal Lines Businesses during each of the last six months and seem to be directly attributable to a combination of our rating actions and customer experience actions in claims, as well as in online and phone servicing.
Our branding and advertising initiatives continued to gain momentum during the quarter. Our research suggests that consumers are increasingly becoming aware of Progressive’s level of service and our competitive prices. Our advertising spend for both the quarter and year-to-date has increased over the same periods last year with a shift to more Internet and television advertising and less spending on direct mail. Much of this additional Internet and TV advertising is targeted at closing the awareness gap regarding our service advantages. Ongoing consumer research is showing improvement in key measures of our brand equity.
While consistent with our actions, the quarter was a disappointment numerically. Actions regarding rate reductions, advertising and customer experience appear to be heading in the right direction and our concierge claims offering continues to show all the promise we had hoped for. We will stay the course and, over time, expect to report continuing improvement in retention and branding measures, along with stronger growth measures.
Glenn M. Renwick
President and Chief Executive Officer
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